TPCO Holding Corp.
1550 Leigh Avenue
San Jose, California 95125

December 16, 2022

Via EDGAR Transmission
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
TPCO Holding Corp.
Registration Statement on Form S-1 (333-268790)

Ladies and Gentlemen:

Reference is made to the registration statement on Form S-1 (File No. 333-268790) filed with the Securities and Exchange Commission by TPCO Holding Corp. (the “Company”) on December 14, 2022 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.”

If you have any questions regarding this request, please contact Keith D. Pisani of Paul Hastings LLP at (212) 318-6053.

Sincerely,
TPCO Holding Corp.
/s/ Mike Batesole
Mike Batesole Chief Financial Officer

cc:
Keith D. Pisani, Paul Hastings LLP